Exhibit 99.1

MOGO ANNOUNCES RESULTS OF DIRECTOR ELECTION

June 18, 2018, Vancouver – Mogo Finance Technology Inc. (TSX: MOGO; OTCQX: MOGOF) ("Mogo" or the "Company"), one of Canada's leading financial technology companies, today announced that the nominees listed in its management information circular dated May 14, 2018 were elected as directors of Mogo at the annual and special meeting of shareholders held in Vancouver, British Columbia earlier today. Detailed results of the vote for the election of directors are set out below:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	7,498,219	99.86%	10,566	0.14%
Gregory Feller	7,494,469	99.81%	14,316	0.19%
Minhas Mohamed	7,501,685	99.91%	7,100	0.09%
Praveen Varshney	7,491,426	99.77%	17,359	0.23%
Tom Liston	7,498,219	99.86%	10,566	0.14%
Matthew Bosrock	7,501,985	99.91%	6,800	0.09%

MNP LLP were re-appointed as auditor of Company until the next annual general meeting of shareholders of the Company. Detailed results of the vote are as follows:

Votes For	% For	Votes Withheld	% Votes Withheld
8,413,534	99.91%	7,217	0.09%

Amendment to the Stock Option Plan was approved by the shareholders of the Company. Detailed results of the vote are as follows:

Votes For	% For	Votes Against	% Against
7,158,530	95.34%	350,255	4.66%

Amendment to the Restricted Share Unit Plan was approved by the shareholders of the Company. Detailed results of the vote are as follows:

Votes For	% For	Votes Against	% Against
7,162,080	95.38%	346,705	4.62%

Amendment to the Postmedia Network Inc. Warrants was approved by the shareholders of the Company. Detailed results of the vote are as follows:

Votes For	% For	Votes Against	% Against
7,268,808	96.80%	239,977	3.20%

About Mogo

Mogo — a Vancouver -based financial technology company — is focused on building one of the "go-to" finance apps for millennials in Canada. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to 6 products including free credit score monitoring, the MogoCrypto account which enables buying and selling of bitcoin, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages, and personal loans. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products. With more than 600,000 members and growing, Mogo continues to empower consumers with simple solutions to help them improve their financial health. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954